Starbox Group Holdings Ltd.

May 18, 2022

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Lamparski
Tatanisha Meadows
Adam Phippen
Mara Ransom

Re:	Starbox Group Holdings Ltd.
Draft Registration Statement on Form F-1
Submitted March 22, 2022
CIK No. 0001914818

Ladies and Gentlemen:

This letter is in response to the letter dated April 20, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Starbox Group Holdings Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Risk Factors

Risks Related to Our Business and Industry

“If we fail to retain and expand our Merchant and Member bases, our revenue and business will be harmed.”, page 8

1. You indicate that you do not have many long-term arrangements to guarantee the availability of deals that offer attractive quality, value and variety to Members. In an appropriate place in your prospectus, elaborate upon the terms of the long-term arrangements you have in place, including the duration of such arrangements and the nature of merchants (or other providers) and amount of historical revenue that has been associated with such arrangements.

In response to the Staff’s comments, we revised our disclosure on page 9 of the Amended Draft Registration Statement to elaborate upon the terms of the long-term arrangements we have in place.

“If the relevant Malaysian regulatory agency were to determine that a Film Distribution License is required . . .”, page 11

2. Revise your risk factor to disclose the penalty or ramification to you for failure to comply with the FINAS Act to date.

In response to the Staff’s comments, we revised our disclosure on pages 11 and 77 of the Amended Draft Registration Statement to disclose the potential penalty or ramification to us for failure to comply with the FINAS Act to date.

Risks Relating to this Offering and the Trading Market

“Although as a Foreign Private Issuer we are exempt from certain corporate governance standards . . .”, page 24

3. Your risk factor disclosure here suggests that you will proceed with this offering even if your securities are not initially approved for listing on the Nasdaq Capital Market, however, your prospectus cover page indicates that it is a condition to completion of this offering that your securities are approved for listing. Please revise to clarify.

In response to the Staff’s comments, we revised our disclosure on page 24 of the Amended Draft Registration Statement to clarify that it is a condition to completion of this offering that our securities are approved for listing on a national securities exchange.

Capitalization, page 33

4. Please remove your cash balance from the calculation of total capitalization.

In response to the Staff’s comments, we revised our disclosure on page 33 of the Amended Draft Registration Statement to remove our cash balance from the calculation of total capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

5. We note your disclosure and presentation of condensed financial information of the parent company in Note 13. If the restricted net assets of your consolidated subsidiaries are a significant proportion of consolidated net assets as of the most recently completed fiscal year end, please disclose the nature of the restrictions on your subsidiaries net assets, the amount of those net assets, and the potential impact on your liquidity.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have removed Note 13 from the Amended Draft Registration Statement, since our Malaysian subsidiaries’ ability to transfer funds to us in the form of loans, advances, or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. See our response to Comment No. 14 below for details. In response to the Staff’s comments, we revised our disclosure on page 45 of the Amended Draft Registration Statement to clarify that our Malaysian subsidiaries did not have restricted net assets as of September 30, 2021 and 2020.

6. We note your disclosure that your growth strategy depends on growing your advertiser, member and merchant bases, expanding into other countries in Southeast Asia and upgrading your software and systems, which will require you to use cash flows from operations and the net proceeds of this offering, and that you intend to fully settle your tax liabilities before May 2022. So that investors understand the magnitude of future cash requirements, please disclose any material trends or uncertainties in such requirements, to the extent practicable. Refer to Item 5.D of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 45 and 46 of the Amended Draft Registration Statement to disclose the material trends or uncertainties in such requirements, to the extent practicable.

Business

Growth Strategies

Expand Our Cash Rebate and Digital Advertising Services Internationally, page 63

7. Please disclose your timeline for expanding your cash rebate and digital advertising services in other countries in Southeast Asia, including when you expect to be operational in such countries. In addition, where you discuss the market size of the digital advertising industry in Southeast Asia in the “Further Expand Our Business Scale and Secure New Advertisers” sub-section on page 62, please clarify how much of this market can be allocated to Malaysia, as this appears to be the only market in Southeast Asia that you currently operate in.

In response to the Staff’s comments, we revised our disclosure on pages 62 and 63 of the Amended Draft Registration Statement to (i) disclose our timeline for expanding our cash rebate and digital advertising services in other countries in Southeast Asia and (ii) clarify how much of the digital advertising industry in Southeast Asia can be allocated to Malaysia.

Digital Advertising Services

Our Advertisers, page 66

8. You indicate that three advertisers accounted for approximately 21.7%, 10.8%, and 10.8%, respectively, of your total revenue during the fiscal year ended September 30, 2021. Please revise this section to provide a summary of your relationship with and dependence on these advertisers, including the terms of any contracts you have with them.

In response to the Staff’s comments, we revised our disclosure on pages 66 and 67 of the Amended Draft Registration Statement to provide a summary of our relationship with and dependence on these advertisers, including the terms of the contracts we have with them.

Ad Distribution Channels, page 67

9. To provide context for investors regarding the importance of the advertisement distribution channels described in this section, please disclose the amount and/or percentage of your advertisement display services revenue generated from ads distributed on your SEEBATS website and mobile app, GETBATS website and mobile app, and third-party social media channels. In light of the fact that you entered into your Service and Licensing Agreement with Shenzhen Yunshidian Information Technology Ltd. on November 1, 2021, please also clarify whether you licensed movies and television series for streaming from Shenzhen Yunshidian Information Technology Ltd. during your fiscal years 2020 and 2021. In this regard, disclose how you drove traffic to your SEEBATS web-site, if at all, prior to your execution of your license agreement with Shenzhen Yunshidian Information Technology Ltd.

In response to the Staff’s comments, we revised our disclosure on pages 44, 68, 69, and 70 of the Amended Draft Registration Statement to (i) disclose the amount and/or percentage of our advertisement display services revenue generated from ads distributed on our SEEBATS website and mobile app, GETBATS website and mobile app, and third-party social media channels, (ii) clarify that we did not license movies and television series for streaming from Shenzhen Yunshidian Information Technology Ltd. during our fiscal years 2020 and 2021, and (iii) disclose how we drove traffic to our SEEBATS website prior to our execution of our license agreement with Shenzhen Yunshidian Information Technology Ltd.

Intellectual Property, page 73

10. We note that you have four patent applications pending in Malaysia, which you appear to have identified on page 79. Please revise this section to describe the nature of each and the extent to which your business depends on them. Refer to Item 4.B.6 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 72, 73, and 74 of the Amended Draft Registration Statement to describe the nature of the four patent applications and the extent to which our business depends on our proprietary technologies underlying those patent applications. We respectfully advise the Staff that our business does not depend on those patent applications.

Regulations

Regulations Relating to Direct Selling, page 76

11. Please disclose the expiration date of StarboxGB’s license under the DSAPSA 1993.

In response to the Staff’s comments, we revised our disclosure on page 77 of the Amended Draft Registration Statement to disclose the expiration date of StarboxGB’s license under the DSAPSA 1993.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

12. We note that all operating expenses are included in one line item labeled “Selling, general and administrative expenses.” Please tell us your consideration of including multiple expense line items rather than just one. In doing so, explain your consideration of presenting a cost of revenue line item.

We note that ASC 205, “Presentation of Financial Statements,” and ASC 225, “Income Statement,” provide the baseline authoritative guidance for presentation of the income statement. The captions included in an income statement will vary across reporting entities based on what is applicable to each entity’s business. Additionally, we note that Rule 5-03 of Regulation S-X requires that costs and expenses applicable to sales and revenues be presented on the face of the income statement in the same categories as the corresponding revenue. Accounting topics or transactions that are not material or not applicable to a reporting entity generally do not require separate presentation or disclosure, unless otherwise indicated.

We respectfully advise the Staff that we have chosen to present multiple expense line items as one line item and to not separately present a cost of revenue line item in our consolidated financial statements due to the following reasons:

(1)	We have a short history and our current business operations are conducted under an asset-light business model. Our current three business lines, consisting of cash rebate services, digital advertising services, and payment solution services, are highly correlated because our cash rebate business enables us to develop Member and Merchant bases, which serve as the foundation for us to further provide digital advertising services to advertisers and payment solution services to merchants. Our revenue from cash rebate services and payment solution services were also reported on a net basis based on commissions we earned. Currently, we deliver all of our services to customers (i.e. Members, Merchants, and Advertisers) primarily through our websites and mobile apps and third-party social media channels. As a result of these business characteristics, our major cost of revenue associated with conducting our business operations and delivering our services primarily include labor costs, IT related website maintenance costs, and service fees paid to third-party content providers to license movies and television series and place such licensed movies and television series on our SEEBATS website and mobile app to drive traffic. As described below, it was impractical for us to accurately split or allocate labor costs to cost of revenue, and we expected that the labor costs would not be a material amount even if split by estimate. Other costs were immaterial during fiscal year 2021 and 2020. As a result, we considered it not necessary and chose not to present a cost of revenue line item.

(2)	We reported total salary and employee benefit expenses of $191,981 and $41,988 for the fiscal year 2021 and 2020, respectively. However, because we had limited of number of employees, our employees undertook multiple tasks in a cost-effective manner during fiscal years 2021 and 2020. We only had four outsourced contract workers as of September 30, 2020 and 12 full-time employees prior to June 30, 2021. We added another five full-time employees in the fourth quarter of fiscal year 2021 and had a total of 17 full-time employees as of September 30, 2021. Although we are currently categorizing our 17 employees into different business departments, in historical periods, most of our employees undertook multiple tasks in a cost-effective manner, and our employee performance was not evaluated in terms of work efforts and work hours by business department functions during fiscal years 2021 and 2020. Therefore, it was impractical to accurately split or allocate our total salary and employee benefit expenses into cost of revenue, selling expenses, and general administrative expenses, due to such multiple task arrangement.

(3)	For the fiscal years ended September 30, 2021 and 2020, we also reported website and facility maintenance expenses of $185,757 and $43,936, respectively, among which $147,296 and $38,925, respectively, was related to our research and development (“R&D”) activities to optimize and implement our GETBATS, SEEBATS, and PAYBATS websites and mobile apps to improve their performance. These R&D related expenses were not directly associated with our specific service revenue streams, and were recorded in selling, general, and administrative expenses. Therefore, the remaining website maintenance expenses of $38,461 and $5,011 for the fiscal years 2021 and 2020, respectively, were not deemed to be material for separate presentation as a “cost of revenue” line item as compared to our revenue scale.

(4)	Other than salary and employee benefit expenses, our major operating expenses incurred to conduct our business operations primarily include marketing and promotional expenses, professional and consulting fees, and other general and administrative expenses. Our marketing and promotional expenses amounted to $167,803 and $159,852 for the fiscal years 2021 and 2020, respectively. Such expenses were primarily incurred as general company-wide marketing expenses in order to broaden our brand awareness and develop members, merchants, and advertisers, and were not clearly allocable to our specific business lines or service revenue streams. Accordingly, we did not separately present selling expenses as a line item in our consolidated statements of operations for the years ended September 30, 2021 and 2020.

Based on the above analysis, management believes that providing any theoretical breakdown of total operating expenses between cost of revenue and selling, general, and administrative expenses for each period for which an income statement is presented would not be practical or necessary. Therefore, we did not separately present cost of revenue, selling expenses, and general and administrative expenses as separate line items, but presented all costs and operating expenses as a single line item in our consolidated financial statements for the fiscal years ended September 30, 2021 and 2020 and believe our current presentation of the income statement is meaningful when considering the nature of our operations and the manner in which we manage our business.

In response to the Staff’s comment, we have revised our disclosure on page F-4 of the Amended Draft Registration Statement to present our total operating costs as “Cost, selling, general, and administrative expenses” and added an accounting policy under Note 2 on page F-14 of the Amended Draft Registration Statement to disclose the nature of our “operating costs.”

As our business grows, we will continue to evaluate our service revenue and corresponding operating costs on a person-by-person and invoice-by-invoice basis, to determine the most appropriate cost-center structure to support our cost of revenue and operating expenses, and will separately label our costs and expenses to revenue from services in the future, if applicable.

Notes to Consolidated Financial Statements, page F-7

13. Please disclose total research and development costs charged to expense in each period for which an income statement is presented. Refer to ASC 730-10-50-1.

In response to the Staff’s comments, we revised our disclosure on page F-14 of the Amended Draft Registration Statement to disclose total research and development costs charged to expense in each period for which an income statement is presented.

Note 13 - Condensed Financial Information of the Parent Company, page F-24

14. Describe the nature of any restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Disclose the amounts of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

We note that Rule 4-08(e)(3) of Regulation S-X requires “registrants that conduct significant operations through subsidiaries to inform investors about whether there are significant restrictions with respect to the ability of subsidiaries to transfer funds to the registrants through intercompany loans or advances or cash dividends, including those arising from covenants, on the transfer of assets by subsidiaries to the registrant.” In addition, disclosures under Rule 4-08(e)(3) are required when the restricted net assets of consolidated subsidiaries and the parent’s equity in the undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

Based on the requirements of Rule 4-08(e)(3), we respectfully advise the Staff that our Malaysian subsidiaries’ ability to transfer funds to us in the form of loans, advances, or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. Our subsidiaries in Malaysia are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Malaysia, as long as the payment is made in foreign currency, instead of the Malaysian ringgit, and in accordance with the Foreign Exchange Notices issued by the Bank Negara Malaysia (the Central Bank of Malaysia). As of September 30, 2021 and 2020, none of the net assets of our consolidated subsidiaries in Malaysia were restricted net assets under Rule 4-08(e). In addition, as of September 30, 2021, we had no equity in the undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method. Therefore, we respectfully advise the Staff that our situation does not meet the conditions for disclosure required by Rule 4-08(e)(3), Rule 5-04(c) Schedule I and 12-04 of Regulation S-X, and accordingly, we have removed Note 13 from the Amended Draft Registration Statement.

Exhibits

15. Your exhibit index suggests that you are solely providing an opinion of counsel as to the Ordinary Shares you are registering. Please ensure that you also provide an opinion of counsel as to the warrants being registered on the registration statement, as well as the written consent of counsel required by Securities Act Rule 436.

In response to the Staff’s comments, we revised our disclosure on page II-5 of the Amended Draft Registration Statement to provide an opinion of counsel as to the warrants being registered on the registration statement, as well as the written consent of counsel required by Securities Act Rule 436.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Lee Choon Wooi
Name:	Lee Choon Wooi
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC